

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 29, 2009

<u>Via U.S. Mail and facsimile</u>

Nikolas P. Tsakos
President and Chief Executive Officer
Tsakos Energy Navigation Limited
367 Syngrou Avenue
175 64 P. Faliro
Athens, Greece

> **Re:** **Tsakos Energy Navigation Limited**
> **Registration Statement on Form F-3**
> **Filed May 13, 2009**
> **File No. 333-159218**

Dear Mr. Tsakos:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. Please confirm that you will file unqualified legal opinions which do not contain inappropriate assumptions or limitations at the time of each takedown.

Signatures

2. Please revise the signature page for each of the guarantors. The registration statement should be signed by the principal executive officer, principal financial officer, controller or principal accounting officer, and by at least a majority of the board of directors or persons performing similar functions for each of the guarantors.

Exhibit 5.1

3. We note in the first clause of the third paragraph that you have assumed that the resolutions are in full force and effect, have not been rescinded, either in whole or in part, and accurately record the resolutions adopted by the Board of Directors as unanimous written resolutions of the Board and that there is no matter affecting the authority of the directors to authorize the registration statement and effect entry by the company into the subject agreements, not disclosed by the constitutional documents or the resolutions, which would have any adverse implication in relation to your opinion. We view this statement as assuming corporate authority which is a legal conclusion that should be opined upon by legal counsel. Please revise your opinion to remove this assumption.

4. We note in the eighth clause of the third paragraph that you have assumed that all securities will be issued in compliance with applicable U.S. federal and state securities and "other laws." Please revise your opinion to clarify that such "other laws" do not include Bermuda law, upon which you opine.

5. We note your disclosure in the second clause of the sixth paragraph that your opinion is limited to Bermuda law "as applied by the courts of Bermuda" at the date of the opinion. Counsel must opine on the legality of the securities under the laws of the state in which the registrant is incorporated, not upon their legality under the laws of the state solely as applied by the courts. Please revise your opinion to delete this qualification.

6. Please explain to us the purpose of defining the terms "good standing" and "non-assessable" in the third and forth clauses of the sixth paragraph or delete.

7. We note that the first sentence of the second to last paragraph in Exhibit 5.1 limits the extent to which persons other than the company may rely upon the opinion of Mello Jones & Martin. Please delete this sentence as it includes inappropriate limitations. Shareholders are entitled to rely on the legal opinion.

8. Please revise the last sentence of the second to last paragraph, which states that your opinion speaks as of its date and you assume no obligation to review or update your opinion, to clarify that you are obligated to file an updated legal opinion dated as of the date of effectiveness of each takedown.

Exhibit 5.2

9. In the next amendment remove the second to last paragraph of the opinion. You may not limit reliance on the legal opinion.

Exhibit 5.3

10. In the next amendment remove the reference that, insofar as Liberian law is involved in your opinion, you relied upon opinions and advice of Liberian counsel or file such opinions as exhibits to the registration statement.

11. Please revise the first sentence of the second to last paragraph, which states that your opinion is rendered as of its date and you have no responsibility to update the opinion for events or circumstances occurring after the date of the opinion, to clarify that you are obligated to file an updated legal opinion dated as of the date of effectiveness of each takedown.

* * * * *

As appropriate, please amend your filing and respond to these comments within ten business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3412 with any other questions.

Regards,

Amanda Ravitz
Branch Chief - Legal

cc: Stephen P. Farrell
        Fax: (212) 309-6001